

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Via Facsimile
Mr. Stuart Spence
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge Pkwy.
Houston, TX 77079

> **Re:**   **McDermott International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-8430**

Dear Mr. Spence:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

Cash Flow Activities, page 48

1.   We note your disclosures which state that you are terminating certain of your local representative and other relationships in your Middle East segment and that these terminations will result in the acceleration of certain cash outflows for your business. We further note your risk factor disclosure on page 16 which indicates your contract awards

could be adversely impacted if you do not terminate those relationships in a timely manner. Please tell us and address the following in future filings beginning with your next quarterly report on Form 10-Q:

- Describe the nature of the relationships you must terminate in order to fulfill your customer's request. It's not clear from your disclosure if these relationships relate to agents, subcontractors, suppliers, etc.

- Identify the customer and explain why your customer is compelling you to terminate these representative and other relationships in order for you to conduct business with this customer.

- Expand your disclosure to explain how and whether you intend to replace the terminated representative and other relationships and discuss the expected impact the replacements will have on your cost structure for any particular contracts that are on-going or for future awards.

- To the extent you expect to replace the terminated relationships, disclose whether you believe suitable replacements are readily available.

- Quantify and disclose the expected payments you will need to make in order to terminate these representative and other relationships and explain why such payments are necessary.

- Disclose whether or not you expect the termination of these representative and other relationships will cause any disruption to your business or impede your ability to complete any of your contracts.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding our comments and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief